SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated August 31, 2010	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: September 1, 2010	By:	/s/ Li Yue
Name: Li Yue
Title: Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

In accordance with the relevant requirements of CBRC concerning the approval of the qualifications of substantial shareholders of relevant commercial banks, Guangdong Mobile, being a shareholder who will be holding 5% or more of the issued shares of SPD Bank, is required to submit a written undertaking to CBRC pursuant to which, among other things, Guangdong Mobile will undertake that it shall not transfer its shares in SPD Bank within five years after the date of completion of the Subscription.

Reference is made to the announcement dated 10 March 2010 and the shareholders’ circular (“Circular”) dated 22 April 2010 of China Mobile Limited (“Company”) in relation to the subscription by China Mobile Group Guangdong Company Limited (“Guangdong Mobile”), a wholly-owned subsidiary of the Company, of new A Shares of Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), representing 20% of the enlarged issued share capital of SPD Bank. Capitalised terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

SPD Bank is currently applying to the relevant regulatory authorities in the PRC in respect of the Subscription, which includes applying to China Banking Regulatory Commission (“CBRC”) for the approval of the qualifications of Guangdong Mobile as a substantial shareholder of SPD Bank. In accordance with the relevant requirements of CBRC concerning the approval of the qualifications of substantial shareholders of relevant commercial banks, Guangdong Mobile, being one of the first three largest shareholders who will be holding 5% or more of the issued shares of SPD Bank, is required to submit a written undertaking (“Undertaking”) to CBRC pursuant to which, among other things, Guangdong Mobile will undertake that it shall not transfer its shares in SPD Bank within five years after the date of completion of the Subscription (although transfer to its affiliates permissible under applicable laws is not prohibited), and that any transfer of shares upon expiry of the lock-up period and the qualifications of the transferee as shareholder shall be subject to the approval by the regulatory authorities pursuant to relevant laws and regulations.

A-1

Pursuant to the Share Subscription Agreement, Guangdong Mobile has undertaken to SPD Bank that it shall not transfer the Subscription Shares within 36 months commencing from the date of issue of the Subscription Shares. Therefore, the lock-up period specified in the Undertaking is 24 months longer than the lock-up period under the Share Subscription Agreement.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 31 August 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

A-2